Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 December 30, 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate-Return Environments

Barclays Bank PLC Securities linked to the S&P 500® Index due July 30, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS” or the “Securities”) are securities issued by Barclays Bank PLC with returns linked to the performance of the S&P 500® Index (the “Index”). The ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus two (2) times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below -10%. Accordingly, if the Index declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal. The partial protection feature applies only if the ROS are held to maturity. Any payment on the ROS, including any partial principal protection feature, is subject to the creditworthiness of the Issuer.

Features

❑	Potential to enhance returns in a moderate-return environment.

❑

Two times (2x) leverage up to the Maximum Gain on the ROS with downside exposure at maturity to a decline in the Index beyond the Protection Percentage. Partial principal protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of the Issuer.

Key Dates[1]

Trade Date	January 27, 2009
Settlement Date	January 30, 2009
Final Valuation Date[2]	July 26, 2010
Maturity Date[2]	July 30, 2010
CUSIP:	06738G 761
ISIN:	US06738G7613

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.

[2]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Security Offering

We are offering Return Optimization Securities with Partial Protection linked to the S&P 500® Index (the “Index”). The Protection Percentage and indicative Maximum Gain for the ROS as well as the maximum payment at maturity are listed below. The actual Maximum Gain for the ROS will be set on the Trade Date, which is expected to be on or about January 27, 2009. The ROS are our senior unsecured obligations and are offered at a minimum investment of $1,000.

Offering	Index Symbol[1]	Multiplier	Maximum Gain[2]	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	2x	27.50% to 33.50%	$12.75 to $13.35	06738G761	US06738G7613
[1]	Bloomberg L.P.
[2]	Actual Maximum Gain will be determined on the Trade Date.

See “Additional Information about Barclays Bank PLC and the ROS” on page FWP-2 of this free writing prospectus. The ROS will have the terms specified in the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008 and this free writing prospectus. See “Key Risks” on page FWP-5 of this free writing prospectus and “Risk Factors” beginning on page S-3 of prospectus supplement and “Risk Factors” beginning on page IS-2 of the index supplement for risks related to investing in the ROS.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 27, 2008, the prospectus supplement dated August 27, 2008, the index supplement dated September 22, 2008 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Security	$10.00	$0.175	$9.825
Total	$[•]	$[•]	$[•]

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the ROS

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 and the index supplement dated September 22, 2008 relating to our Medium-Term Securities, Series A, of which these Securities are a part. This free writing prospectus, together with the documents listed below, contains the terms of the ROS and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the ROS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the ROS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

♦	Prospectus supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

♦	Index supplement dated September 22, 2008 :

http://www.sec.gov/Archives/edgar/data/312070/000119312508199264/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The ROS may be suitable for you if:

♦

You believe that the Index will appreciate moderately – meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation (when multiplied by the Multiplier) is unlikely to exceed the indicative Maximum Gain at maturity.

♦	You are willing to risk losing up to 90% of your initial investment.

♦	You are willing to forgo dividends paid on the stocks included in the Index.

♦	You do not seek current income from this investment.

♦	You are willing and able to hold the ROS to maturity.

♦	You are willing to invest in securities for which there may be little or no secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the ROS.

The ROS may not be suitable for you if:

♦

You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate (when multiplied by the Multiplier) by more than the indicative Maximum Gain at maturity.

♦	You are unwilling to make an investment that is exposed to the downside performance risk of the Index beyond the Protection Percentage.

♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation.

♦	You prefer to receive the dividends paid on any stocks included in the Index.

♦	You seek current income from this investment.

♦	You are unwilling or unable to hold the ROS to maturity.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the ROS.

♦	You seek an investment for which there will be an active secondary market.

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Indicative Terms1

Issuer:	Barclays Bank PLC (Rated: AA-/Aa1)[2]
Issue Price:	$10.00 per ROS
Term:	18 months
Reference Asset[3]:	S&P 500® Index (the “Index”)
Payment at Maturity (per $10.00):

If the Index Return is positive and the product of the Index Return and the Multiplier is equal to or greater than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Maximum Gain)

If the Index Return is positive and the product of the Index Return and the Multiplier is less than the Maximum Gain, you will receive:

$10.00 + ($10.00 x Multiplier x Index Return)

If the Index Return is zero or negative and the decline from the Index Starting Level to the Index Ending Level is equal to or less than the Protection Percentage, you will receive a cash payment of $10.00.

If the Index Return is negative and the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive:

$10.00 + ($10.00 x [Index Return + Protection Percentage])

In this case, you may lose up to 90% of your initial investment.

Multiplier:	2
Protection Percentage[4]:	10%
Maximum Gain:	27.50% to 33.50% (the actual Maximum Gain will be determined on the Trade Date)
Index Return:	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level:	The closing level of the Index on the Trade Date.
Index Ending Level:	The closing level of the Index on the Final Valuation Date.

Determining Payment at Maturity

You will receive your initial investment reduced as follows:

$10.00 + ($10.00 x [Index Return

+ Protection Percentage])

In this case, you may lose up to 90% of your initial investment, depending on how much the Index declines.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Securities are expected to carry the same rating as the Medium-Term Note Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Securities are linked) and (2) is not a recommendation to buy, sell or hold securities.

[3]

For a description of adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

[4]	Principal protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

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Scenario Analysis and Examples at Maturity

The following scenario analyses and examples assume a Maximum Gain of 30.50% and a range of performance for the S&P 500® Index from +40% to -40%. The actual Maximum Gain will be set on the Trade Date.

Example 1—On the Final Valuation Date, the S&P 500® Index closes 3% above the Index Starting Level.

Since the Index Return is 3%, you will receive two times the Index Return, or a 6% total return, and your payment at maturity of $10.60 per $10.00 ROS will be calculated as follows:

$10.00 + ($10.00 x (2 x 3%)) = $10.00 + $0.60 = $10.60

Example 2—On the Final Valuation Date, the S&P 500® Index closes 20% above the Index Starting Level.

Since two times the Index Return of 20% is more than the Maximum Gain of 30.50%, you will receive the Maximum Gain of 30.50%, or $13.05 per $10.00 ROS.

Example 3—On the Final Valuation Date, the S&P 500® Index closes 3% below the Index Starting Level.

Since the decline from the Index Starting Level to the Index Ending Level is less than the Protection Percentage, you will receive a cash payment of $10.00.

Example 4—On the Final Valuation Date, the S&P 500® Index closes 20% below the Index Starting Level.

Since the decline from the Index Starting Level to the Index Ending Level is greater than the Protection Percentage, you will receive a cash payment of $9.00, calculated as follows:

$10.00 + ($10.00 x (-20% + 10%)) = $10.00 – $1.00 = $9.00

What are the tax consequences of the ROS?

Some of the tax consequences of your investment in the ROS are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your ROS as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the ROS are uncertain and the Internal Revenue Service could assert that the ROS should be taxed in a manner that is different than described below. Pursuant to the terms of the ROS, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid cash-settled executory contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss would generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. This opinion assumes that the description of the terms of the ROS in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the ROS, possibly with retroactive effect.

For a further discussion of the tax treatment of your ROS as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the ROS, you should also examine the discussion in “Key Risks—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the ROS.

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Key Risks

An investment in the ROS involves significant risks. Investing in the ROS is not equivalent to investing directly in the Index. Some of the risks that apply to an investment in the ROS offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the ROS in light of your particular circumstances.

♦

At maturity you risk losing some of your principal—If the Index Return is less than -10%, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than 10% over the term of the ROS, you will lose some of your principal.

♦

Partial Protection only if you hold the ROS to maturity—You will entitled to receive at least 10% of the principal amount of your ROS only if you hold the ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.

♦

Your Maximum Gain on the ROS Is Limited to the Maximum Gain—If the Index Ending Level is greater than the Index Starting Level, for each $10 principal amount ROS you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the trade date and will not be less than 27.50%.

♦

No Interest, Dividend Payments or Voting Rights—As a holder of the ROS, you will not receive interest payments, and you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of component stocks underlying the Index would have.

♦

Certain Built-In Costs Are Likely to Adversely Affect the Value of the ROS Prior to Maturity—While the payment at maturity for the offered ROS described in this free writing prospectus is based on the full principal amount of the ROS, the original issue price of the ROS includes the agents’ commission and the estimated cost of hedging our obligations under the ROS through one or more of our affiliates. As a result, the price, if any, at which Barclays Bank PLC or its affiliates will be willing to purchase the ROS from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The ROS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your ROS to maturity.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the ROS. We and other of our affiliates may act as a principal, agent or dealer in connection with the ROS. Such affiliates, including the sales representatives, will derive compensation from the distribution of the ROS and such compensation may serve as an incentive to sell these ROS instead of other investments. We will pay compensation of $0.175 per Security to the principals, agents and dealers in connection with the distribution of the ROS.

♦

Limited Liquidity—The ROS will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the ROS in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the ROS easily. Because other dealers are not likely to make a secondary market for the ROS, the price at which you may be able to trade your ROS is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the ROS.

♦

Credit of Issuer: The ROS are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ROS and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the ROS, including acting as calculation agent and hedging our obligations under the ROS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the ROS.

♦

Taxes—The federal income tax treatment of the ROS is uncertain and the Internal Revenue Service could assert that the ROS should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ROS even though you will not receive any payments with respect to the ROS until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the ROS could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the ROS.

♦

Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the ROS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the ROS. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the ROS and the Index.

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♦

Many Economic and Market Factors Will Affect the Value of the ROS: In addition to the level of the Index on any day, the value of the ROS will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the expected volatility of the Index;

♦	the time to maturity of the ROS;

♦	the market price and dividend rate on the component stocks underlying the Index;

♦	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the ROS; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

S&P 500® Index

The S&P 500® Index (the “S&P 500 Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index, with the number of companies included in each group as of December 22, 2008 indicated below: Consumer Discretionary (81); Consumer Staples (41); Energy (40); Financials (84); Health Care (55); Industrials (57); Information Technology (73); Materials (28); Telecommunications Services (9); and Utilities (32).

The S&P 500 Index is reported by Bloomberg under the ticker symbol “SPX <Index>“.

The information on the S&P 500 Index provided in this free writing prospectus should be read together with the discussion under the heading “Non—Proprietary Indices—Equity Indices—S&P 500® Index” in the index supplement.

Historical Information

The following graph sets forth the historical performance of the S&P 500 Index based on the weekly closing levels of the S&P 500 Index from April 4, 1997 through December 22, 2008. The closing level of the Index on December 22, 2008 was 871.63.

We obtained the closing levels of the S&P 500 Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the S&P 500 Index will result in the return of any of your initial investment.

S&P 500® Index Historical Performance

April 4, 1997 - December 22, 2008

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the ROS at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the ROS. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ROS and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Securities that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Securities.

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